Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: The Sumitomo Trust and Banking Co., Ltd.

Subject Company: The Sumitomo Trust and Banking Co., Ltd.

Commission File Number: 132-02705

Dated December 21, 2010

Information Meeting on Financial Results for 1HFY2010 (November 24, 2010) Questions-and-Answers

Q-1	Please comment on your policy regarding future initiatives for real estate-related loans.

A-1	As you can see in page 32 of the presentation material, we have approximately 1.7 trillion yen of real estate-related loans, including corporate loans. Basically, our policy is to make a strict selection of individual projects within the framework of this entire portfolio. We feel that the trend toward downgrades of real estate non-recourse loans is bottoming out, and our stance is to maintain a certain level on a portfolio basis. As for good standing projects, spreads are steadily tightening, and the situation is challenging in terms of profitability, but if one considers the overall performance of our business as a whole, we are in a favorable position to benefit from the situation in which funds are flowing into the real estate market.

Q-2	Regarding your overseas business, you are broadly expanding operations which include loans to Japanese corporations operating overseas, real estate, and asset management, etc. Please tell us about your prioritized businesses and regions.

A-2	We do not think about undertaking commercial banking or investment banking business like megabanks. We are working to develop our overseas operations in a trust bank’s own way. For example, as in the case of the acquisition by Nikko Asset Management which I just explained, our policy is to continue to strengthen our asset management business, and utilize the global channels we have been expanding with an emphasis on the Asian region. In real estate, we are actively pursuing domestic investment by overseas investors (out-in) and foreign investment by domestic investors (in-out), and providing loans to Japanese corporations operating overseas. In Asia, there are some clients for which business can be developed on a relationship basis, whether they be non-Japanese corporations or governments, and we have already begun to establish an organizational structure to do business with those clients.

Q-3	Please tell us about the investment policy for treasury and financial products business in 2HFY2010, and your thinking about the possibility of restructuring investment positions.

A-3	We are basically maintaining our conservative approach to investment, and our stance is to steadily seize profit opportunities, taking advantage of market distortions. For example, long-term interest rates have generally been in the 1.2% to 2.0% range these past 10 years, and we think that the probability of normalization of the excesses (of interest rate declines) should be assumed. If long-term interest rates return to that range, there might be the possibility of restructuring our investment positions.

Q-4	Do you think your current level of capital is sufficient from the perspectives of preparations for Basel III and the capital foundation required to support your acquisition and growth strategies?

A-4	Certain details concerning new capital regulations remain unclear, but given our business model and the balance between capital sufficiency and efficiency, under our current estimations, we think we have achieved a sufficient level for future business development. We also think we can handle a certain amount of acquisitions in the future.

Q-5	You mentioned you will “develop overseas operations in a trust bank’s own way”. Please provide a more concrete explanation about businesses with Japanese corporations operating overseas.

A-5	In the sense that we must function as a financial intermediary, our policy is to actively boost the loan balance to Japanese corporations operating overseas, according to their needs. Examples of initiatives that are befitting a trust bank include consulting services on M&As and pension system planning in China by STB Consulting (China), and deployment to the leasing business through consulting services by a Beijing energy-saving company, etc. Instead of merely providing financial intermediation, we want to provide high value-added support to Japanese corporations.

Q-6	Regarding loans to individuals, please tell us your thinking about how you can achieve differentiation from other banks in services combining banking, trust and real estate businesses, and demonstrate your competitive advantage.

A-6	Our strength is the access to information from developers and other real estate companies. In addition to synergies with real estate businesses such as the brokerage of land for apartments and condominiums, we have an advantage with respect to value-added activities, such as offering credit screening at a superior speed and convenient repayment methods, not simply competitive interest rates, and are now showing a steady improvement in our business results.

Q-7	Regarding loans to the consumer finance industry, please tell us your thinking on the impact that Takefuji’s bankruptcy will have.

A-7	As shown in page 31 of the presentation material, our balance of loans to the consumer finance industry has significantly decreased. Regarding the impact of Takefuji’s bankruptcy, excess interest repayment claims are currently increasing but are still below last year’s level. The time frame and scale of the future impact remain unclear and it is difficult to predict them. Without judging prematurely, we are watching the situation very carefully. As for AIFUL, we intend to monitor it within the current ADR framework, and give suitable advice as one of its major banks.

Q-8	Regarding SIFIs under Basel III, if you were classified in that category, please tell us your thinking about how it would affect your management and business operations.

A-8	Regarding SIFIs, we view that the likelihood of our being classified as a global SIFI is quite low, considering both the scale of assets and the business model. Our policy is to play an active role as a bank that upholds international standards through the development of business with Japanese corporations operating overseas and the undertaking of global custody and asset management operations. We do not intend to engage in businesses that would require us to be classified as a SIFI, and think there is no incentive for us to actively work to enter the category of SIFIs.

Cautionary Statement Regarding Forward-Looking Statements This announcement contains certain forward-looking statements that reflect the plans and expectations of Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd. in relation to, and the benefits resulting from, their proposed business combination and business alliance. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to:

•	failure of the parties to agree on some or all of the terms of business combination;

•	failure to obtain a necessary shareholder approval;

•	inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction;

•	changes in laws or accounting standards, or other changes in the business environment relevant to the parties;

•	challenges in executing our business strategies;

•	the effects of financial instability or other changes in general economic or industry conditions; and

•	other risks to consummation of the transaction.

Additional Information and Where to Find It

Chuo Mitsui Trust Holdings, Inc. has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its proposed business combination with The Sumitomo Trust and Banking Co., Ltd. The Form F-4 contains a prospectus and other documents. The prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. prior to the shareholders’ meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus, as they may be amended from time to time, contain important information about Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd., the business combination and related matters including the terms and conditions of the transaction. U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that have been or may be filed with the SEC in connection with the transaction before they make any decision at the shareholders meeting with respect to the business combination. The Form F-4 the prospectus and all other documents filed with the SEC in connection with the business combination is available, free of charge, on the SEC’s web site at http://www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the business combination is made available to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd., free of charge, by faxing a request to Chuo Mitsui Trust Holdings, Inc. at +81-3-5232-8716 or to The Sumitomo Trust and Banking Co., Ltd. at +81-3-3286-4654.

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